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--------                                       UNITED STATES SECURITIES AND EXCHANGE COMMISSION        -----------------------------
 FORM 3                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
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                                       INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES          OMB Number:       3235-0104
                                                                                                        Expires: September 30, 1998
                              Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   Estimated average burden
                                 Section 17(a) of the Public Utility Holding Company Act of 1935 or     hours per response .... 0.5
(Print or Type Responses)                Section 30(f) of the Investment Company Act of 1940           -----------------------------
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1. Name and Address of Reporting Person*         2. Date of Event Re-   4. Issuer Name AND Ticker or Trading Symbol
   The Bay City Capital Management LLC ("BCC        quiring Statement   Diametrics Medical, Inc.
   Management") c/o Bay City Capital LLC            (Month/Day/Year)    Nasdaq Trading Symbol: DMED
-------------------------------------------------      (06/30/98)       ------------------------------------------------------------
    (Last)          (First)          (Middle)                           5. Relationship of Reporting Person(s) 6. If Amendment, Date
                                                 -----------------------    to Issuer (Check all applicable)      of Original
                                                 3. IRS or Social Se-       Director        XX 10% Owner         (Month/Day/Year)
   750 Battery Street, Suite 600                    curity Number of    ----               ----
                                                    Reporting Person        Officer (give      Other (specify  ---------------------
-------------------------------------------------   (Voluntary)              title below)       below)         7. Individual or
                    (Street)                                            ----               ----                   Joint/Group Filing
                                                                                                                  (Check Applicable
                                                                                                                   Line)
                                                                           ---------------------------            Form filed by One
                                                                                                               XX Reporting Person
                                                                                                               ---
                                                                                                                  Form filed by
                                                                                                                  More than One
   San Francisco, California 94111                                                                                Reporting Person
                                                                                                               ---
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    (City)          (State)            (Zip)                                TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1. Title of Security                              2. Amount of Securities       3. Ownership        4. Nature of Indirect Beneficial
   (Instr. 4)                                        Beneficially Owned            Form: Direct        Ownership (Instr. 5)
                                                     (Instr. 4)                    (D) or Indirect
                                                                                   (I)  (Instr. 5)
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   Common Stock                                       Approximately 40,352                I         BCC Management has 3.75%
                                                                                                    proportional interest (exclusive
                                                                                                    of certain carried interest
                                                                                                    distributions) in the profits
                                                                                                    and capital account of The Bay
                                                                                                    City Capital Fund I, L.P.
                                                                                                    ("BCC"), which, in turn, holds
                                                                                                    a 52.5% proportional interest
                                                                                                    in the profits and capital
                                                                                                    account of BCC Acquisition II
                                                                                                    LLC ("BCC Acquisition"),
                                                                                                    assuming Bay Investment Group,
                                                                                                    L.L.C., contributes $9,047,044
                                                                                                    (its maximum capital commitment)
                                                                                                     to BCC Acquisition.**
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                 (Over)
* If the form is filed by more than one reporting person, SEE Instruction 5(b)(v).                                 SEC 1473 (7-97)

               POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED
               TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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FORM 3 (CONTINUED)   TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE
                                SECURITIES)
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1. Title of Derivative Security    2. Date Exer-  3. Title and Amount of Securities   4. Conver-   5. Owner-   6. Nature of Indirect
   (Instr. 4)                         cisable and    Underlying Derivative Security      sion or      ship        Beneficial
                                      Expiration     (Instr. 4)                          Exercise     Form of     Ownership
                                      Date                                               Price of     Deriv-      (Instr. 5)
                                     (Month/Day/                                         Deri-        ative
                                      Year)                                              vative       Security:
                                   --------------------------------------------------    Security     Direct
                                                                             Amount                   (D) or
                                    Date     Expir-                          or                       Indirect
                                    Exer-    ation           Title           Number                   (I)
                                    cisable  Date                            of
                                                                             Shares                 (Instr. 5)
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  Warrant                          (07/__/98) (07/__/03)   Common Stock      Approxi-    $8.40
                                                                             mately      Per Share        I     See comments on
                                                                             13,450                             page 1 of this Form
                                                                                                                3 for BCC Management
                                                                                                                with respect to its
                                                                                                                indirect ownership
                                                                                                                of common stock.
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  Convertible Senior Secured       (07/__/98) (07/__/03)   Common Stock      Approxi-    $8.40            I     See comments on
  Fixed Rate Note                                                            mately      Per Share              page 1 of this Form
                                                                             15,703                             3 for BCC Management
                                                                                                                with respect to its
                                                                                                                indirect ownership
                                                                                                                of common stock.
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Explanation of Responses:

THIS FILING SHALL NOT BE DEEMED AN ADMISSION THAT BAY CITY CAPITAL MANAGEMENT LLC PRESENTLY IS, FOR PURPOSES OF SECTION 16 OF THE
ACT OR OTHERWISE, THE BENEFICIAL OWNER OF ANY EQUITY SECURITIES COVERED BY THIS STATEMENT.

** SEE CONCURRENT FILINGS OF FORM 3 OF BCC ACQUISITION II LLC AND THE BAY CITY CAPITAL FUND I, L.P.

                                                                                /s/ John D. Diekman               July 9, 1998
                                                                       -------------------------------------  ----------------------
***Intentional misstatements or omissions of facts constitute Federal    ***Signature of Reporting Person             Date
   Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
      SEE Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB Number.                                                  Page 2
                                                                                                                   SEC 1473 (7-97)
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